Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2014, Newbuilding Vessel Deliveries, Declaration of a Quarterly Dividend, and New Stock Buyback Plan

MONACO--(Marketwired - Jul 28, 2014) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and six months ended June 30, 2014.

Results for the three months ended June 30, 2014 and 2013

For the three months ended June 30, 2014, the Company had a net loss of $0.6 million, or $0.00 basic and diluted loss per share. The Company's adjusted net loss was $11.2 million (see Non-GAAP Measure section below), or $0.06 basic and diluted loss per share, which excludes (i) a gain of $10.9 million, or $0.06 per share, resulting from the previously announced acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian LPG Ltd ("Dorian"), (ii) a write-off of $0.3 million, or $0.00 per share, for deferred financing fees relating to the repayment of the STI Spirit Credit Facility in April 2014 and (iii) an unrealized gain on derivative financial instruments of $64,769, or $0.00 per share. For the three months ended June 30, 2013, the Company had net income of $4.0 million, or $0.03 basic and diluted earnings per share. The Company's adjusted net income was $3.6 million (see Non-GAAP Measure section below), or $0.03 basic and diluted earnings per share, which excludes a $0.3 million, or $0.00 per share unrealized gain on derivative financial instruments.

Results for the six months ended June 30, 2014 and 2013

For the six months ended June 30, 2014, the Company had net income of $52.8 million, or $0.28 basic and diluted earnings per share. The Company's adjusted net loss was $9.4 million (see Non-GAAP Measure section below), or $0.05 basic and diluted loss per share, which excludes (i) a gain of $51.4 million, or $0.27 per share, resulting from the previously announced sales of seven Very Large Crude Carriers ("VLCCs") under construction, (ii) a gain of $10.9 million, or $0.06 per share, resulting from the previously announced acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian, (iii) a write-off of $0.3 million, or $0.00 per share, for deferred financing fees relating to the repayment of the STI Spirit Credit Facility in April 2014 and (iv) an unrealized gain on derivative financial instruments of $0.1 million or $0.00 per share.

For the six months ended June 30, 2013, the Company had net income of $10.6 million or $0.09 basic and diluted earnings per share. The Company's adjusted net income was $10.2 million (see Non-GAAP Measure section below), or $0.09 basic and diluted earnings per share, excluding a $0.4 million, or $0.00 per share unrealized gain on derivative financial instruments.

Declaration of Dividend

On July 28, 2014, the Scorpio Tankers' board of directors declared a quarterly cash dividend of $0.10 per share, payable on September 10, 2014 to all shareholders as of August 22, 2014 (the record date). As of July 25, 2014, there are 172,206,301 shares outstanding.

New $150 Million Stock Buyback Program

On July 28, 2014, the Board of Directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company's common stock. This program replaces the Company's stock buyback program that was previously announced in June 2014, which is being terminated effective immediately.

During 2014, the Company has acquired 28,954,246 of its common shares that are being held as treasury shares, which include (i) 11,326,646 common shares that were purchased in the open market at an average price of $9.35 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company's offering of $360 million of Convertible Senior Notes due 2019 (as further described below).

The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Summary of Recent and Second Quarter Significant Events:

•	Took delivery of four vessels (one LR2, two MR, and one ice-class 1A Handymax) in July 2014 and eight vessels (six MR and two ice-class 1A Handymax) during the second quarter of 2014.
•
Issued $360 million of 2.375% Convertible Senior Notes due June 2019 in a private offering to qualified institutional buyers. Used a portion of the proceeds to make a concurrent repurchase of 10,127,600 shares of the Company's common stock.

•	Issued $53.8 million of 6.75% Senior Unsecured Notes due May 2020.
•
Participated in an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the "KEXIM Notes") in July 2014. The KEXIM Notes will reduce KEXIM's funding obligations under the Company's KEXIM Credit Facility, and reduce the Company's borrowing costs under such facility by 1.55% per year.

•	Exchanged 3,422,665 shares of Dorian for 7,500,000 common shares of the Company, which resulted in a gain of $10.9 million, or $0.06 per share.
•	Declared and paid a quarterly cash dividend on the Company's common stock of $0.09 per share in June 2014.
•	Closed on the sale of two vessels, Senatore and STI Spirit, in April 2014.

Vessel deliveries

The Company has taken delivery of 12 vessels under its Newbuilding Program since April 2014. These deliveries are summarized as follows:

•
STI Powai, an MR product tanker, was delivered in July 2014 from Hyundai Mipo Dockyard of South Korea ("HMD"). Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000.

•
STI Aqua, an MR product tanker, was delivered in July 2014 from SPP Shipyard of South Korea ("SPP"). Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.

•	STI Pimlico, a Handymax Ice Class 1A product tanker, was delivered from HMD in July 2014. Upon delivery, this vessel began a time charter for up to 120 days at approximately $15,000 per day.
•	STI Elysees, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries ('HSHI') in July 2014.
•	STI Brixton, a Handymax Ice Class 1A product tanker, was delivered in June 2014 from HMD. Upon delivery, this vessel began a time charter for up to 120 days at approximately $15,000 per day.
•
STI Venere and STI Virtus, MR product tankers, were delivered in June 2014 from HMD and SPP, respectively. Upon delivery, each vessel began a time charter for up to 120 days at approximately $18,000 per day.

•	STI Comandante, a Handymax Ice Class 1A product tanker, was delivered in May 2014 from HMD. Upon delivery, this vessel began a time charter for up to 120 days at approximately $15,000 per day.
•	STI Chelsea and STI Lexington, MR product tankers, were delivered in May 2014 from HMD. Upon delivery, these vessels began time charters for up to 120 days at approximately $18,000 per day.
•
STI San Antonio, and STI Meraux, MR product tankers, were delivered in May and April 2014, respectively, from SPP. After delivery, each vessel began a one year time charter at a rate level consistent with current one year time charter contracts which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the Company and charterer.

Issuance of $360.0 million of 2.375% Convertible Senior Notes

In June 2014, the Company completed an offering of $360,000,000 in aggregate principal amount of 2.375% convertible senior notes due 2019 (the "Convertible Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). This amount includes the full exercise of the initial purchaser's option to purchase an additional $60,000,000 in aggregate principal amount of the Convertible Notes in connection with the offering. In conjunction with this offering, the Company used a portion of the net proceeds from the sale of the Convertible Notes to repurchase 10,127,600 common shares at $9.38 per share.

The Convertible Notes bear interest at a rate of 2.375% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2015. Upon conversion of the Convertible Notes at the option of holders in certain circumstances and during certain periods, holders will receive shares of the Company's common stock. The initial conversion rate for each $1,000 aggregate principal amount of the Convertible Notes is 82.0075 shares of common stock, equivalent to a conversion price of approximately $12.19 per share, and will be subject to adjustments described in the indenture governing the terms of the Convertible Notes.

Issuance of $53.75 million of 6.75% Senior Unsecured Notes

In May 2014, the Company completed a $50.0 million public offering of senior unsecured notes due 2020 (the "Notes"). In June 2014, the Company completed a $3.75 million public offering of the Notes when the underwriters partially exercised their option to purchase additional Notes on the same terms and conditions. The Notes mature on May 15, 2020, and may be redeemed in whole or in part at any time or from time to time after May 15, 2017. The Notes bear interest at a rate of 6.75% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2014.

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Issuer"), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the "KEXIM Notes") in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the Company's KEXIM Credit Facility and will reduce KEXIM's funding obligations and the Company's borrowing costs under such facility by 1.55% per year.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea ("KEXIM"), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and will be periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under the Company's KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Three ice class Handymax tankers, STI Comandante, STI Brixton and STI Pimlico, and one LR2 tanker, STI Elysees, were delivered on May 31, 2014, June 27, 2014, July 11, 2014 and July 21, 2014, respectively. The remaining 14 vessels are expected to be delivered to the respective borrowers between August 2014 and December 2014.

The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited (the "SGX-ST"). The Notes will not be listed on any other securities exchange, listing authority or quotation system.

Acquisition of 7.5 Million Common Shares in Exchange for 3.4 million Shares in Dorian.

In May 2014, the Company acquired 7,500,000 of its common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares the Company owned in Dorian in a privately negotiated transaction. As a result of the disposal of the Dorian shares, the Company recognized a gain of approximately $10.9 million during the second quarter of 2014, and its ownership in Dorian was reduced to 9.4 million shares, or approximately 16% of Dorian's total outstanding shares.

Time charter-in update

In July 2014, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is one year at $17,550 per day beginning in September 2014.

In June 2014, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day beginning in July 2014.

In May 2014, the Company extended the time charters on two Handymax tankers that are currently time chartered-in. The term of the each agreement is for one year at $13,550 per day beginning in July 2014.

In April 2014, the Company extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $14,850 per day beginning in May 2014. The Company has options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.

In April 2014, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,250 per day beginning in May 2014. The Company has an option to extend the charter for up to six months at $15,500 per day.

Current Liquidity

As of July 25, 2014, the Company had $210.5 million in cash.

Debt

2013 Credit Facility

In May and June 2014, the Company drew down $77.9 million from the 2013 Credit Facility, and as a result, STI Meraux, STI San Antonio, STI Virtus and STI Venere were placed as collateral into this facility.

In July 2014, the Company drew down $19.8 million from the 2013 Credit Facility. As a result, STI Aqua was placed as collateral into this facility.

K-Sure Credit Facility

In June 2014, the Company drew down an aggregate of $39.6 million from the K-Sure Credit Facility. As a result, STI Lexington and STI Chelsea were placed as collateral into this facility.

In July 2014, the Company drew down an aggregate of $19.8 million from the K-Sure Credit Facility. As a result, STI Powai was placed as collateral into this facility.

KEXIM Credit Facility

In June 2014, the Company drew down an aggregate of $37.5 million from the KEXIM Credit Facility. As a result, STI Comandante and STI Brixton were placed as collateral into this facility.

In July 2014, the Company drew down $18.8 million from the KEXIM Credit Facility. As a result, STI Pimlico was placed as collateral into this facility.

STI Spirit Credit Facility

In April 2014, the Company repaid the outstanding balance under its STI Spirit Credit Facility of $21.4 million as a result of the sale of STI Spirit in April 2014. The Company wrote off $0.3 million of deferred financing fees as a result of this repayment in the second quarter of 2014.

As of July 25, 2014, the Company's outstanding debt balance, and amount available to draw, is as follows:

	As of July 28, 2014
In millions of U.S. dollars	Amount outstanding	Amount available
2010 Revolving Credit Facility	$45.7	$-
STI Spirit Credit Facility	-	-
2011 Credit Facility	112.9	-
Newbuilding Credit Facility	80.8	-
2013 Credit Facility	180.9	342.7	(1)
KEXIM Credit Facility	56.3	373.3	(2)
K-Sure Credit Facility	59.4	398.9	(2)
Senior Unsecured Debt - May 2014	53.8	-
Convertible Senior Notes - June 2014	298.7	-	(3)
Total	$888.5	$1,114.9

(1)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel's fair market value at the date of drawdown.
(2)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.
(3)	Convertible Senior Notes are shown net of the estimated value of the conversion feature of $61.3 million, which has been recorded as part of Additional paid-in capital.

Newbuilding Program

During the second quarter of 2014, the Company made $235.1 million of installment payments on its newbuilding vessels. The Company currently has 43 newbuilding vessel orders with HMD, SPP, HSHI and DSME (21 MRs, 11 Handymaxes and 11 LR2s). The estimated future payment dates and amounts are as follows*:

Q3 2014	$428.8	million**
Q4 2014	305.2
Q1 2015	246.7
Q2 2015	107.5
Total	$1,088.2	million

*These are estimates only and are subject to change as construction progresses.

**$102.8 million has been paid prior to the date of this press release.

Explanation of Variances on the Second Quarter of 2014 Financial Results Compared to the Second Quarter of 2013

For the three months ended June 30, 2014, the Company recorded a net loss of $0.6 million compared to net income of $4.0 million in the three months ended June 30, 2013. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended June 30, 2014 and 2013:

	For the three months ended June 30,
In thousands of U.S. dollars	2014	2013
Vessel revenue	$57,445	$51,533
Voyage expenses	(551)	(1,333)
TCE revenue	$56,894	$50,200

•
TCE revenue increased $6.7 million to $56.9 million. This increase was primarily driven by an increase in the average number of operating vessels (owned and time chartered-in) to 49.3 from 34.9 for the three months ended June 30, 2014 and 2013, respectively. This increase was offset by an overall decrease in time charter equivalent revenue per day to $12,733 per day from $15,444 per day for the three months ended June 30, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $5.2 million to $13.7 million from $8.5 million for the three months ended June 30, 2014 and 2013, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 21.5 vessels from 14.7 vessels for the three months ended June 30, 2014 and 2013, respectively. The increase was augmented by an overall increase in vessel operating costs per day to $6,960 per day from $6,262 per day for the three months ended June 30, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•
Charterhire expense increased $9.2 million to $36.2 million from $27.0 million as a result of an increase in the average number of vessels time chartered-in to 27.8 from 20.2 for the three months ended June 30, 2014 and 2013, respectively. See the Company's Fleet List below for the terms of these agreements.

•
Depreciation expense increased $1.8 million to $7.4 million from $5.5 million primarily as a result of an increase in the average number of owned vessels to 21.5 from 14.7 for the three months ended June 30, 2014 and 2013, respectively.

•
General and administrative expenses increased $6.4 million to $11.6 million from $5.3 million. This increase was driven by a $5.1 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company's fleet and Newbuilding Program.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2014	2013	2014	2013
Revenue
Vessel revenue	$57,445	$51,533	$134,179	$96,457

Operating expenses
Vessel operating costs	(13,680)	(8,527)	(26,750)	(16,498)
Voyage expenses	(551)	(1,333)	(4,525)	(2,533)
Charterhire	(36,220)	(26,972)	(76,393)	(47,469)
Depreciation	(7,369)	(5,521)	(13,322)	(10,288)
General and administrative expenses	(11,649)	(5,290)	(22,615)	(8,049)
Gain on sale of VLCCs	-	-	51,419	-
Gain on sale of Dorian shares	10,924	-	10,924	-
Total operating expenses	(58,545)	(47,643)	(81,262)	(84,837)
Operating income / (loss)	(1,100)	3,890	52,917	11,620
Other (expense) and income, net
Financial expenses	(472)	(476)	(871)	(1,875)
Realized (loss) / gain on derivative financial instruments	-	(46)	17	23
Unrealized gain on derivative financial instruments	65	323	112	365
Financial income	42	369	69	550
Share of income from associate	898	-	573	-
Other expenses, net	(7)	(92)	(53)	(107)
Total other expense, net	526	78	(153)	(1,044)
Net income / (loss)	$(574)	$3,968	$52,764	$10,576

Earnings / (loss) per share

Basic and diluted	$0.00	$0.03	$0.28	$0.09

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$357,307	$78,845
Accounts receivable	76,104	72,542
Prepaid expenses and other current assets	4,552	2,277
Inventories	3,103	2,857
Vessel held for sale	11,980	82,649
Total current assets	453,046	239,170
Non-current assets
Vessels and drydock	903,596	530,270
Vessels under construction	610,655	649,526
Other assets	39,865	17,907
Investment in associate	154,251	209,803
Total non-current assets	1,708,367	1,407,506
Total assets	$2,161,413	$1,646,676

Current liabilities
Current debt	65,001	10,453
Accounts payable	12,741	20,696
Accrued expenses	8,513	7,251
Derivative financial instruments	435	689
Current debt related to vessel held for sale	6,182	21,397
Total current liabilities	92,872	60,486
Non-current liabilities
Long term debt	736,268	135,279
Derivative financial instruments	-	188
Total non-current liabilities	736,268	135,467
Total liabilities	829,140	195,953

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,023	1,999
Additional paid in capital	1,572,281	1,536,945
Treasury shares	(214,569)	(7,938)
Hedging reserve	(155)	(212)
Accumulated deficit	(27,307)	(80,071)
Total shareholders' equity	1,332,273	1,450,723
Total liabilities and shareholders' equity	$2,161,413	$1,646,676

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2014	2013
Operating activities
Net income	$52,764	$10,576
Gain on sale of VLCCs	(51,419)	-
Gain on sale of Dorian shares	(10,924)	-
Depreciation	13,322	10,288
Amortization of restricted stock	14,436	2,882
Amortization of deferred financing fees	468	536
Straight-line adjustment for charterhire expense	3	(118)
Share of income from associate	(573)	-
Unrealized gain on derivative financial instruments	(112)	(365)
Amortization of acquired time charter contracts	114	-
Accretion of convertible senior notes	29	-
	18,108	23,799
Changes in assets and liabilities:
Drydock payments	(953)	(1,381)
Increase in inventories	(246)	(356)
Increase in accounts receivable	(3,563)	(26,410)
Increase in prepaid expenses and other current assets	(1,230)	(3,146)
Increase in other assets	-	(394)
Increase in accounts payable	5,036	1,684
Increase / (decrease) in accrued expenses	1,736	(833)
Interest rate swap termination payment	(274)	-
	506	(30,836)
Net cash inflow / (outflow) from operating activities	18,614	(7,037)
Investing activities
Acquisition of vessels and payments for vessels under construction	(455,010)	(323,548)
Proceeds from disposal of vessels	213,670	-
Net cash outflow from investing activities	(241,340)	(323,548)
Financing activities
Debt repayments	(56,056)	(21,452)
Issuance of debt	417,782	52,050
Debt issuance costs	(36,252)	(439)
Proceeds from issuance of convertible senior notes	360,000	-
Convertible senior notes issuance costs	(10,803)	-
Gross proceeds from issuance of common stock	-	765,037
Equity issuance costs	(42)	(26,811)
Dividends paid	(33,860)	(4,116)
Repurchase of common stock	(139,581)	-
Net cash inflow from financing activities	501,188	764,269
Increase in cash and cash equivalents	278,462	433,684
Cash and cash equivalents at January 1,	78,845	87,165
Cash and cash equivalents at June 30,	$357,307	$520,849

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2014 and 2013
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Adjusted EBITDA(1)(in thousands of U.S. dollars)	$4,316	$11,655	$20,212	$24,706

Average Daily Results
Time charter equivalent per day(2)	$12,733	$15,444	$14,339	$15,943
Vessel operating costs per day(3)	6,960	6,262	7,052	6,529

Aframax/LR2
TCE per revenue day (2)	$15,745	$12,681	$14,986	$14,680
Vessel operating costs per day(3)	12,881	7,301	8,233	7,131

Panamax/LR1
TCE per revenue day (2)	$12,516	$14,242	$16,556	$13,600
Vessel operating costs per day(3)	9,306	6,553	8,729	7,264

MR
TCE per revenue day (2)	$11,977	$17,840	$13,066	$18,000
Vessel operating costs per day(3)	6,491	5,945	6,462	5,905

Handymax
TCE per revenue day (2)	$12,013	$13,906	$14,421	$14,979
Vessel operating costs per day(3)	6,847	6,211	8,464	6,453

Fleet data
Average number of owned vessels	21.5	14.7	20.9	13.7
Average number of time chartered-in vessels	27.8	20.2	29.1	18.1

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$1,290	-	$1,290	-

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of July 28, 2014

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	Spot (5)	Handymax
3	STI Comandante	2014	38,000	1A	Spot (5)	Handymax
4	STI Pimlico	2014	38,000	1A	Spot (5)	Handymax
5	STI Amber	2012	52,000	-	SMRP(4)	MR
6	STI Topaz	2012	52,000	-	SMRP(4)	MR
7	STI Ruby	2012	52,000	-	SMRP(4)	MR
8	STI Garnet	2012	52,000	-	SMRP(4)	MR
9	STI Onyx	2012	52,000	-	SMRP(4)	MR
10	STI Sapphire	2013	52,000	-	SMRP(4)	MR
11	STI Emerald	2013	52,000	-	SMRP(4)	MR
12	STI Beryl	2013	52,000	-	SMRP(4)	MR
13	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
14	STI Larvotto	2013	52,000	-	SMRP(4)	MR
15	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
16	STI Ville	2013	52,000	-	SMRP(4)	MR
17	STI Duchessa	2014	52,000	-	SMRP(4)	MR
18	STI Opera	2014	52,000	-	SMRP(4)	MR
19	STI Texas City	2014	52,000	-	Time Charter (7)	MR
20	STI Meraux	2014	52,000	-	Time Charter (8)	MR
21	STI Chelsea	2014	52,000	-	SMRP(4)	MR
22	STI Lexington	2014	52,000	-	Spot (6)	MR
23	STI San Antonio	2014	52,000	-	Time Charter (8)	MR
24	STI Venere	2014	52,000	-	Spot (6)	MR
25	STI Virtus	2014	52,000	-	Spot (6)	MR
26	STI Powai	2014	52,000	-	Spot (6)	MR
27	STI Aqua	2014	52,000	-	Spot (6)	MR
28	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
29	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
30	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
31	STI Elysees	2014	114,000	-	SLR2P (3)	LR2

	Total owned DWT		1,690,391

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (9)
	Time chartered-in vessels
32	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
33	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15	(10)
34	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
35	Iver Progress	2007	37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-15	(11)
36	Iver Prosperity	2007	37,455	-	SHTP (1)	Handymax	$12,500	20-Oct-14	(12)
37	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$13,550	04-Apr-15
38	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,550	17-Jul-15	(13)
39	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,550	15-Jul-15	(13)
40	Targale	2007	49,999	-	SMRP(4)	MR	$14,850	17-May-15	(14)
41	Nave Orion	2013	49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(15)
42	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(16)
43	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
44	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(17)
45	SN Azzura	2003	72,344	-	SPTP (2)	LR1	$13,600	25-Dec-14
46	King Douglas	2008	73,666	-	SPTP (2)	LR1	$14,000	08-Aug-14	(18)
47	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$14,250	14-Aug-14
48	Hellespont Progress	2006	73,728	-	SPTP (2)	LR1	$15,000	18-Mar-15	(19)
49	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
50	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$15,500	02-Nov-14	(20)
51	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$15,250	09-Jan-15	(21)
52	Swarna Jayanti	2010	104,895	-	SLR2P (3)	LR2	$15,000	11-Mar-15	(22)
53	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$16,500	17-Sep-15	(23)
54	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
55	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,500	21-Aug-14
56	Southport	2008	115,462	-	SLR2P (3)	LR2	$15,700	10-Dec-14
57	Four Sky	2010	115,708	-	SLR2P (3)	LR2	$16,250	02-Sep-14

	Total time chartered-in DWT		1,814,931

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type
	Product tankers

58	Hull 2454 - TBN STI Hackney	HMD	(24)	38,000	1A	Handymax
59	Hull 2462 - TBN STI Fulham	HMD	(24)	38,000	1A	Handymax
60	Hull 2476 - TBN STI Acton	HMD	(24)	38,000	1A	Handymax
61	Hull 2463 - TBN STI Camden	HMD	(24)	38,000	1A	Handymax
62	Hull 2464 - TBN STI Battersea	HMD	(24)	38,000	1A	Handymax
63	Hull 2465 - TBN STI Wembley	HMD	(24)	38,000	1A	Handymax
64	Hull 2477 - TBN STI Finchley	HMD	(24)	38,000	1A	Handymax
65	Hull 2478 - TBN STI Clapham	HMD	(24)	38,000	1A	Handymax
66	Hull 2479 - TBN STI Poplar	HMD	(24)	38,000	1A	Handymax
67	Hull 2499 - TBN STI Hammersmith	HMD	(24)	38,000	1A	Handymax
68	Hull 2500 - TBN STI Rotherhithe	HMD	(24)	38,000	1A	Handymax
69	Hull 2392 - TBN STI Mythos	HMD	(24)	52,000		MR
70	Hull 2450 - TBN STI Olivia	HMD	(24)	52,000		MR
71	Hull 2460 - TBN STI Yorkville	HMD	(24)	52,000		MR
72	Hull 2445 - TBN STI Milwaukee	HMD	(24)	52,000		MR
73	Hull 2461 - TBN STI Battery	HMD	(24)	52,000		MR
74	Hull 2474 - TBN STI Pontiac	HMD	(24)	52,000		MR
75	Hull 2490 - TBN STI Osceola	HMD	(24)	52,000		MR
76	Hull 2492 - TBN STI Notting Hill	HMD	(24)	52,000		MR
77	Hull 2493 - TBN STI Westminster	HMD	(24)	52,000		MR
78	Hull 2475 - TBN STI Seneca	HMD	(24)	52,000		MR
79	Hull S5125 - TBN STI Benicia	SPP	(25)	52,000		MR
80	Hull S1140 - TBN STI Dama	SPP	(25)	52,000		MR
81	Hull S1141 - TBN STI Regina	SPP	(25)	52,000		MR
82	Hull S1142 - TBN STI Mayfair	SPP	(25)	52,000		MR
83	Hull S1143 - TBN STI Tribeca	SPP	(25)	52,000		MR
84	Hull S1144 - TBN STI Soho	SPP	(25)	52,000		MR
85	Hull S1169 - TBN STI Manhattan	SPP	(25)	52,000		MR
86	Hull S1170 - TBN STI Queens	SPP	(25)	52,000		MR
87	Hull S1145 - TBN STI Gramercy	SPP	(25)	52,000		MR
88	Hull S1167 - TBN STI Bronx	SPP	(25)	52,000		MR
89	Hull S1168 - TBN STI Brooklyn	SPP	(25)	52,000		MR
90	Hull S704 - TBN STI Madison	HSHI	(26)	114,000		LR2
91	Hull S705 - TBN STI Park	HSHI	(26)	114,000		LR2
92	Hull S706 - TBN STI Sloane	HSHI	(26)	114,000		LR2
93	Hull S709 - TBN STI Condotti	HSHI	(26)	114,000		LR2
94	Hull S710 - TBN STI Veneto	HSHI	(26)	114,000		LR2
95	Hull S715 - TBN STI Oxford	HSHI	(26)	114,000		LR2
96	Hull S716 - TBN STI STI Connaught	HSHI	(26)	114,000		LR2
97	Hull 5394 - TBN STI Orchard	DSME	(27)	114,000		LR2
98	Hull 5395 - TBN STI Broadway	DSME	(27)	114,000		LR2
99	Hull 5398 - TBN STI Winnie	DSME	(27)	114,000		LR2
100	Hull 5399 - TBN STI Lauren	DSME	(27)	114,000		LR2

	Total newbuilding product tankers DWT			2,764,000

	Total Fleet DWT			6,269,322

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a short term time charter for up to 120 days at approximately $15,000 per day.
(6)	This vessel is on a short term time charter for up to 120 days at approximately $18,000 per day.
(7)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.
(8)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.
(9)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(10)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel's owner.
(11)	We have an option to extend the charter for an additional year at $13,500 per day.
(12)	We have an option to extend the charter for an additional year at $13,250 per day.
(13)	In May 2014, we declared options to extend the charters for an additional year at $13,550 per day effective July 17 and July 15, 2014, respectively.
(14)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $15,700 per day.
(16)
The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)
We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(18)	We have an option to extend the charter for an additional year at $15,000 per day.
(19)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(20)	We have an option to extend the charter for an additional six months at $15,500 per day.
(21)	In June 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective July 9, 2014.
(22)	We have an option to extend the charter for an additional six months at $16,250 per day.
(23)	In July 2014, we declared an option to extend the charter for an additional twelve months at $17,550 per day effective September 17, 2014.
(24)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Fifteen (15) vessels are expected to be delivered in 2014 and six (6) vessels in the first and second quarters of 2015.

(25)
These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). Seven (7) vessels are expected to be delivered in 2014 and four (4) vessels in the first and second quarters of 2015.

(26)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd Five (5) vessels are expected to be delivered in the third and fourth quarters of 2014 and two (2) vessels in the first quarter of 2015.

(27)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). Two (2) vessels are expected to be delivered in the fourth quarter of 2014 and two (2) vessels in the second quarter of 2015.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy
The Company's primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:

•	increasing demand for refined products.
•	increasing ton miles (distance between production and areas of demand), and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company's board of directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On July 28, 2014, the Company's board of directors declared a quarterly cash dividend of $0.10 per share, payable on September 10, 2014 to all shareholders as of August 22, 2014 (the record date).

On June 12, 2014, the Company paid a quarterly cash dividend on its common stock of $0.09 per share to all shareholders as of May 27, 2014 (the record date). On March 26, 2014, the Company paid a quarterly cash dividend on its common stock of $0.08 per share to all shareholders as of March 11, 2014 (the record date).

Share Buyback Program

On July 28, 2014, the Board of Directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company's common stock. This program replaces the Company's stock buyback program that was previously announced in June 2014, which is being terminated effective immediately.

The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

During 2014, the Company has purchased an aggregate of $105.9 million of shares in the open market at an average price of $9.35 during 2014.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 31 tankers (one LR2 tanker, two LR1 tankers, four Handymax tankers, 23 MR tankers, and one post-Panamax tanker) with an average age of 2.0 years, time charters-in 26 product tankers (eight LR2, six LR1, four MR and eight Handymax tankers), and has contracted for 43 newbuilding product tankers (21 MR, 11 LR2, and 11 Handymax ice class-1A product tankers), 29 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)

	For the three months ended June 30,
	2014		2013
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net (loss) / income	$(574)	$0.00	$3,968	$0.03
Adjustments:
Gain on sale of Dorian shares	(10,924)	(0.06)	-	0.00
Write-off of the deferred financing sale of STI Spirit	317	0.00	-	-
Unrealized gain on derivative financial instruments	(65)	(0.00)	(323)	(0.00)
Total adjustments	(10,672)	(0.06)	(323)	(0.00)
Adjusted net (loss) / income	$(11,246)	$(0.06)	$3,645	$0.03

	For the six months ended June 30,
	2014		2013
	Amount	Per share	Amount	Per share
Net (loss) / income	$52,764	$0.28	$10,576	$0.09
Adjustments:
Gain on sale of Dorian shares	(10,924)	(0.06)	-	0.00
Gain on sale of VLCCs	(51,419)	(0.27)
Write-off of the deferred financing sale of STI Spirit	317	0.00	-	-
Unrealized gain on derivative financial instruments	(112)	(0.00)	(365)	(0.00)
Total adjustments	(62,138)	(0.33)	(365)	(0.00)
Adjusted net (loss) / income	$(9,374)	$(0.05)	$10,211	$0.09

Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2014	2013	2014	2013
Net income / (loss)	$(574)	$3,968	$52,764	$10,576
Financial expenses	472	476	871	1,875
Unrealized gain on derivative financial instruments	(65)	(323)	(112)	(365)
Financial income	(42)	(369)	(69)	(550)
Depreciation	7,369	5,521	13,322	10,288
Depreciation component of our net profit from associate	599	-	1,343	-
Amortization of restricted stock	7,481	2,382	14,436	2,882
Gain on sale of VLCCs	-	-	(51,419)	-
Gain on sale of Dorian shares	(10,924)	-	(10,924)	-
Adjusted EBITDA	$4,316	$11,655	$20,212	$24,706

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616